



24 HR Truck Services Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: September 19, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: 24 HR Truck Services Inc

Founded: September 17, 2018

Address: 1 Innovation Way, Suite 400
         Newark, DE 19711

Industry: Auto Repair and Maintenance

Employees: 1

Website: https://24hrtruckservices.com/

Use of Funds Allocation:

If the maximum raise is met:

$50,000 (100.00%) – of the proceeds will go towards working capital- marketing and promotion for new business acquisition

$0 (0.00%) – of the proceeds will go towards SMBX's capital raise fee as these bonds are part of the Mercer County Small Business Investment Program and SMBX's expenses have been subsidized, in whole or in part, by federal award number SLFRP4580 awarded to the County of Mercer by the U.S. Department of the Treasury

Social:

Instagram: 67 Followers



T R S V

Business Metrics:

	FY22	FY23	YTD 7/31/2024
Total Assets	$30,622	$19,516	$47,058
Cash & Cash Equivalents	$16,288	$6,848	$17,955
Accounts Receivable	$0	$0	$17,269
Short-term Debt	$3	$28,232	$22,531
Long-term Debt	$147,635	$122,055	$104,846
Revenue	$8,991	$5,000	$148,584
Cost of Goods Sold	$786	$0	$61,421
Taxes	$0	$0	$0
Net Income	-$62,487	-$13,755	$50,452

Recognition:

24 HR Truck Services Inc (DBA 24 HR Truck Services) opened with the goal of innovating the transportation industry. They created and launched mobile apps and dashboard integrations to create on-the-road linkage and support for drivers, mechanics, fleets, and other transportation vendors. No longer would independent drivers be stuck on the road or fleets not have reliable access to support across the country. No longer would mechanics be unable to find work and worry about showcasing their specialized skill set. The time saved, increased operational efficiencies, and seamless access to resources across the country contributes to a healthier infrastructure for both companies, fleets, drivers, and mechanics.

About:

24 HR Truck Services Inc (DBA 24 HR Truck Services) brings new technology to the transportation ecosystem. They have developed and launched mobile apps and dashboard integrations to create on-the-road linkage and support for fleets, drivers, mechanics, and vendors in the trucking industry.

For more information, contact our Customer Support Team at support@thesmbx.com

SMB x